# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boqii Holding Ltd, CIK 0001815021
CUSIP: G1311F119
Title of class of securities: Class A Ordinary Shares, par value $0.16 per share
Address of issuer's principal executive offices: Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 349,292; sole dispositive power 0; shared dispositive power 349,292; aggregate amount beneficially owned 349,292 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 3,496,128 Class A ordinary shares, par value $0.16 per share, of the issuer (the ''Ordinary Shares'') outstanding as of November 4, 2025, after giving effect to the issuer's offering (the ''Offering'') disclosed in the issuer's prospectus supplement, dated November 3, 2025, to the registration statement on Form F-3, as amended (File No. 333-267919), declared effective by the U.S. Securities and Exchange Commission on November 23, 2022 (the ''Prospectus Supplement''), assuming no exercise of any of the pre-funded warrants to purchase Ordinary Shares (the ''Pre-Funded Warrants'') sold in the Offering. Beneficial ownership consists of 349,000 Ordinary Shares held directly by the reporting person and does not include full exercise of the Pre-Funded Warrants held directly by the reporting person, which exercises are subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 349,292; sole dispositive power 0; shared dispositive power 349,292; aggregate amount beneficially owned 349,292 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 3,496,128 Ordinary Shares outstanding as of November 4, 2025, after giving effect to the Offering disclosed in the Prospectus Supplement, assuming no exercise of any of the Pre-Funded Warrants sold in the Offering. Beneficial ownership consists of 349,000 Ordinary Shares indirectly held by the reporting person and does not include full exercise of the Pre-Funded Warrants indirectly held by the reporting person, which exercises are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Boqii Holding Ltd
Address of issuer's principal executive offices: Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, The People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons".

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported are based on 3,496,128 Ordinary Shares outstanding as of November 4, 2025, after giving effect to the Offering disclosed in the Prospectus Supplement, assuming no exercise of any of the Pre-Funded Warrants sold in the Offering.

Hexstone holds (i) 349,000 Ordinary Shares and (ii) Pre-Funded Warrants exercisable for up to 401,000 Ordinary Shares, of which 292 Ordinary Shares issuable upon exercise of the Pre-Funded Warrants may be deemed beneficially owned by Hexstone as a result of the triggering of the Blocker in the Pre-Funded Warrants, which prohibits Hexstone from exercising the Pre-Funded Warrants for Ordinary Shares if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Hexstone is the beneficial owner of 349,292 Ordinary Shares (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares which are beneficially owned by Hexstone.
Percent of class: 9.99%
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 349,292.00

(B) Mr. O'Neil: 349,292.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 349,292.00

(B) Mr. O'Neil: 349,292.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Hexstone Capital LLC, Brendan O'Neil, Managing Member (11/10/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (11/10/2025)
Comment: See Exhibit 1 filed herewith.